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                          Filed by Vertex Pharmaceuticals Incorporated
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aurora Biosciences Corporation Commission File Number: 000-22669


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY VERTEX AND AURORA ON JULY 6, 2001.


FOR IMMEDIATE RELEASE


              VERTEX PHARMACEUTICALS AND AURORA BIOSCIENCES RECEIVE
                           HART-SCOTT-RODINO CLEARANCE


CAMBRIDGE, MA AND SAN DIEGO, CA, JULY 6, 2001 -- Vertex Pharmaceuticals Incorporated (Nasdaq:VRTX) and Aurora Biosciences Corporation (Nasdaq: ABSC) today announced that the United States Federal Trade Commission (FTC) has granted clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Vertex's planned acquisition of Aurora. The transaction remains subject to a favorable vote by Vertex and Aurora shareholders at special meetings scheduled by both companies for July 18, 2001 and other customary closing conditions.

Vertex and Aurora announced on April 30, 2001 that they had entered into a definitive agreement whereby Vertex would acquire Aurora in a stock-for-stock transaction. Under the terms of the agreement, each share of Aurora common stock will convert into shares of newly issued Vertex common stock at a fixed ratio of
0.62 shares of Vertex common stock for each share of Aurora common stock.

The Hart-Scott-Rodino Antitrust Improvements Act of 1976 requires that parties to certain mergers and acquisitions file notification with federal antitrust authorities and obtain clearance prior to consummation of the proposed merger or acquisition. The statute is intended to identify transactions involving competitive overlaps between the parties. The statute imposes a 30-day waiting period during which time the government reviews the competitive aspects of the transaction.


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ABOUT VERTEX

Vertex Pharmaceuticals Incorporated is a global biotechnology company. Vertex seeks to discover, develop, and commercialize major pharmaceutical products independently and with partners. Chemogenomics, Vertex's proprietary, systematic, genomics-based platform, is designed to accelerate the discovery of new drugs and to expand intellectual property coverage of drug candidate compounds and classes of related compounds. This approach, which targets gene families, has formed the basis for several commercial collaborations that retain rights to downstream revenue for Vertex. Vertex's first approved product is Agenerase(R) (amprenavir), an HIV protease inhibitor, which Vertex co-promotes with GlaxoSmithKline. Vertex has 12 drug candidates in development to treat viral diseases, inflammation, cancer, autoimmune diseases and neurological disorders.

ABOUT AURORA

Aurora Biosciences Corporation is a drug discovery company that uses proprietary advances in biology, chemistry and automation to accelerate the discovery of new medicines. Aurora's core technologies include a broad portfolio of proprietary fluorescence assay technologies and screening platforms designed to provide an integrated solution for drug discovery. Aurora's fluorescence assay technologies include GeneBLAzer(TM), GenomeScreen(TM), PhosphoryLIGHT(TM) and Vivid(TM) technologies, as well as a broad collection of fluorescent proteins.

Aurora's screening platforms include an ultra-high-throughput screening system, the UHTSS(R) Platform, Aurora's automated master compound store, the AMCS, and an ion channel technology screening platform, which includes Aurora's proprietary voltage sensor probes and a voltage ion probe reader, the VIPR(TM) subsystem. Aurora also provides assay development and screening services as part of its drug discovery collaborations. Aurora's Big Biology(TM) initiative is an internal drug discovery program focused on the identification of promising preclinical candidates within all major classes of gene targets. Aurora's technologies and drug discovery capabilities have been commercially validated by over 20 major life sciences companies and research organizations, including American Home Products, Bristol-Myers Squibb, Ceres, Cystic Fibrosis Foundation, Eli Lilly, Families of SMA, GlaxoSmithKline, Genentech, Johnson & Johnson, Merck, NV Organon Laboratories, Pfizer, Pharmacia and Roche.

                                   -- more --


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Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger as filed with the Securities and Exchange Commission, because it contains important information. Such joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Vertex and Aurora. The joint proxy statement/prospectus has been sent to stockholders of Vertex and Aurora seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 444-6100; e-mail:
InvestorInfo@vrtx.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger are available in the joint proxy statement/prospectus.

Agenerase(R) is a trademark of the GlaxoSmithKline group of companies.
Aurora Biosciences(R), Big Biology(TM), GeneBLAzer(TM), GenomeScreen(TM), PhosphoryLIGHT(TM), UHTSS(TM), VIPR(TM) and Vivid(TM) are trademarks of Aurora Biosciences Corporation.

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Vertex's press releases are available at www.vrtx.com.


VERTEX CONTACTS:

Lynne H. Brum, Vice President, Corporate Communications and Market Development,
(617) 444-6614, or
Katie Burns, Manager, Investor Relations, (617) 444-6656

AURORA CONTACT:

Doug Farrell, Senior Director, Investor Relations and Corporate Communications
Telephone: (858) 404-6767
Fax: (858) 404-6714
Email: ir@aurorabio.com